UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended __________________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: December 10, 2020

Commission File Number: 001-39789

FUSION FUEL GREEN PLC

(Exact name of Registrant as specified in its charter)

Not applicable	Ireland
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland
(Address of Principal Executive Offices)

Frederico Figueira de Chaves, Chief Financial Officer

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland

Tel: +353 1 920 1000

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Ordinary Shares, $0.0001 par value per share	HTOO	The Nasdaq Stock Market LLC
Warrants to purchase Ordinary Shares	HTOOW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: 9,483,356 Class A Ordinary Shares and 2,125,000 Class B Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

-i-

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the “Risk Factors” section of the registration statement on Form F-4, which are incorporated by reference into this Report and which was declared effective by the United States Securities and Exchange Commission (the “SEC”) on November 10, 2020.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Report, or the documents to which we refer readers in this Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

-ii-

EXPLANATORY NOTE

On June 6, 2020, Fusion Fuel Green PLC (formerly known as Fusion Fuel Green Limited and Dolya Holdco 3 Limited), a public limited company incorporated in Ireland (“Parent”, “we”, “us”, “our” or similar terms), entered into a business combination agreement (as amended and restated on August 25, 2020, the “Business Combination Agreement”) with HL Acquisitions Corp., a British Virgin Islands business company (“HL”), Fusion Welcome – Fuel, S.A., a public limited company domiciled in Portugal, sociedade anonima (“Fusion Fuel”), Fusion Fuel Atlantic Limited, A British Virgin Islands business company and wholly-owned subsidiary of Parent (“Merger Sub”), and the shareholders of Fusion Fuel (“Fusion Fuel Shareholders”) pursuant to which (i) Merger Sub would merge with and into HL (the “Merger”), with HL being the surviving entity of the Merger and becoming a wholly-owned subsidiary of Parent, and (ii) Parent would acquire all the issued and outstanding shares of Fusion Fuel (the “Share Exchange,” and together with the Merger, the “Transactions”).

On December 10, 2020, the parties to the Business Combination Agreement consummated the Transactions, resulting in Fusion Fuel and HL becoming wholly-owned subsidiaries of Parent and the securityholders of Fusion Fuel and HL becoming securityholders of Parent. Immediately following the closing of the Transactions, Parent consummated the closing of a series of subscription agreements with accredited investors for the sale in a private placement of Parent shares for an aggregate investment of approximately $25.1 million. Following the closing of the Transactions, on December 15, 2020, HL began the process of liquidating and dissolving. This Report is being filed by Parent in connection with the Transactions.

-iii-

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

The directors and executive officers set forth in the Form F-4 Registration Statement declared effective by the Securities and Exchange Commission on November 10, 2020 (the “Form F-4”) in the section entitled “The Director Proposal” were elected in connection with the consummation of the Transactions, and that information is incorporated herein by reference. The business address for each of Parent’s directors and executive officers is 10 Earlsfort Terrace, Dublin 2, D02 T380, Ireland.

B. Advisors

Arthur Cox, 10 Earlsfort Terrace, Dublin 2, D02 T380, Ireland, acted as Irish counsel for Parent and continues to act as Irish counsel to Parent following the consummation of the Transactions.

Feinberg Hanson LLP, 855 Boylston Street, 8th Floor, Boston, MA 02116, acted as U.S. general counsel to Fusion Fuel and acts as U.S. general counsel to Parent upon and following the consummation of the Transactions.

LisbonLaw, Rua Alexandre Herculano, 29, 1º Dto., 1250-008 Lisbon, Portugal, acted as Portuguese counsel for Fusion Fuel and acts as Portuguese counsel to Parent and Fusion Fuel upon and following the consummation of the Transactions.

Graubard Miller, 405 Lexington Avenue, 11th Floor, New York, NY 10174, acted as U.S. counsel for HL and acts as U.S. securities counsel to Parent upon and following the consummation of the Transactions.

C. Auditors

From Parent’s inception through the consummation of the Transactions, Marcum LLP, 750 3rd Avenue, 11th Floor, New York, New York 10017, has acted as Parent’s independent auditing firm. Marcum LLP also acted as the HL’s independent auditing firm from its inception through its liquidation and dissolution.

Upon and following the consummation of the Transactions, Marcum LLP, has and will continue to act as Parent’s independent auditing firm.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Selected Historical Financial Information

Parent acts as a holding company for Fusion Fuel. Following and as a result of the Transactions, all of the group’s business will be conducted through Fusion Fuel and its subsidiaries. Selected historical financial information regarding Fusion Fuel is included in the Form F-4 under the section entitled “Selected Historical Financial Information,” which is incorporated herein by reference. The financial statements of Fusion Fuel and Parent have been prepared in Euros (€).

Selected Unaudited Pro Forma Financial Information

The following selected unaudited pro forma condensed combined balance sheet and the selected unaudited pro forma condensed combined statement of profit and loss combine the financial statements of Parent with the financial statements of HL and with the financial statements of Fusion Fuel. The selected unaudited pro forma condensed combined balance sheet gives pro forma effect to the Transactions as if they had been consummated as of the balance sheet date. The selected unaudited pro forma combined statements of profit and loss give pro forma effect to the Transactions as if they had occurred at the earliest of the period presented.

The unaudited pro forma condensed combined balance sheet has been prepared using the following:

●	Parent’s audited financial statements for the period from inception date April 3, 2020 to June 30, 2020.

●	HL’s audited financial statements for the year ended June 30, 2020.

●	Fusion Fuel’s unaudited interim financial statements for the six months ended June 30, 2020.

The unaudited pro forma condensed combined statement of profit and loss has been prepared using the following:

●	Parent’s audited financial statements for the period from inception date April 3, 2020 to June 30, 2020.

●	HL’s audited financial statements for the year ended June 30, 2019, unaudited interim financial statements for the nine months ended March 31, 2019, unaudited interim financial statements for the six months ended December 31, 2019, audited financial statements for the year ended June 30, 2020.

●	Fusion Fuel’s audited financial statements for the year ended December 31, 2019 and unaudited interim financial statements for the six months ended June 30, 2020.

Further, the financial statements of HL are presented in USD and for pro forma purposes, have been converted to EUR by using an USD/EUR exchange rate of 0.8900 for the balance sheet, and an USD/EUR exchange rate of 0.9070 and 0.8930 for profit and loss for the six months ended June 30, 2020 and twelve months ended December 31, 2019, respectively.

The financial statements of HL were prepared in accordance with U.S. GAAP. The financial statements of Fusion Fuel were prepared in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board (“IFRS”). Parent qualifies as a Foreign Private Issuer and will prepare its financial statements in accordance with IFRS. Accordingly, the unaudited pro forma condensed combined financial information has been prepared in accordance with IFRS.

Selected Unaudited Pro Forma Condensed Combined Balance sheet

June 30, 2020

(all amounts in EUR)	Pro Forma
Assets
Non-current assets	€1,924,788
Cash and cash deposits	60,719,147
Prepaid expenses and other current assets	84,672
Total assets	€62,728,607

Liabilities and shareholders’ equity
Other liabilities	€414,489
Total Liabilities	€414,489

Shareholders’ equity
Ordinary shares	1,033
Other equity – in total	62,313,085
Total Shareholders’ equity	62,314,118
Total liabilities and Shareholders’ equity	€62,728,607

Selected Unaudited Pro Forma Condensed Combined Statement of Profit and Loss

	Pro forma
(all amounts in EUR)	Twelve months ended December 31, 2019	Six months ended June 30, 2020
Operating costs	€613,915	€745,136
Interest costs	99	-
Net income / (loss)	€(614,014)	€(745,136)

B. Capitalization and Indebtedness

The following table sets forth Parent’s total capitalization, on an unaudited, combined basis, as of December 10, 2020 after giving effect to the Transactions.

As of December 10, 2020
Bank balances and cash	€60,719,147
Term loans	€414,489
Total equity	€62,314,118
Total capitalization	€123,447,754

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors associated with Parent’s business are described in the Form F-4 in the section entitled “Risk Factors” and are incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Parent was incorporated in Ireland on April 3, 2020 as a private limited company under the name Dolya Holdco 3 Limited. On July 14, 2020, Parent effected a name change to Fusion Fuel Green Limited. On October 2, 2020, Parent converted into a public limited company incorporated in Ireland under the name “Fusion Fuel Green PLC.” Parent serves as a holding company for Fusion Fuel and its subsidiaries after consummation of the Transactions and the subsequent liquidation of HL. Prior to the Transactions, Parent owned no material assets and did not operate any business. Parent’s principal executive office is located at 10 Earlsfort Terrace, Dublin 2, D02 T380, Ireland. Parent’s telephone number is +353 1 920 1000.

On December 10, 2020, the parties consummated the Transactions. Immediately following the closing of the Transactions, Parent consummated the closing of a series of subscription agreements with accredited investors for the sale in a private placement of 2,450,000 Class A ordinary shares of Parent (“Class A Ordinary Shares”) in an aggregate investment of approximately $25.1 million.

The SEC maintains an internet site (http://www.sec.gov) that contains report, proxy, and information statements and other information regarding issuers that file electronically with the SEC. Such information can also be found on Parent’s website (https://www.fusion-fuel.eu/). The information on or accessible through our website is not part of this Report.

B. Business Overview

Following and as a result of the Transactions, all of the group’s business is conducted through Fusion Fuel and its subsidiaries. A description of the business of Fusion Fuel is included in the Form F-4 in the sections entitled “Business of Fusion Fuel” and “Fusion Fuel’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are incorporated herein by reference.

C. Organizational Structure

Upon consummation of the Transactions, Fusion Fuel and HL became a wholly owned subsidiary of Parent. On December 15, HL began the process of liquidating and dissolving. Parent’s organizational chart is below:

D. Property, Plants and Equipment

Fusion Fuel entered into a Sub-Lease Agreement with MagP – Inovação, S.A., a related party, on September 25, 2020 (the “Sub-Lease Agreement”). The Sub-Lease Agreement provides that MagP shall sub-lease a portion of the property that it leases from Siemens, S.A. to Fusion Fuel for an initial term of three years, with automatic renewal for additional terms of three years until either party notifies the other party of its intention not to renew. The initial monthly rent will be €7,430.40 per month, which constitutes €5.60 per square meter for 1.184 square meters of office space and €800 for parking plots, which will be reviewed and reevaluated on an annual basis. Rent commenced on October 1, 2020, and will be payable for the duration of the Sub-Lease Agreement in advance on the first day of each month.

A description of Fusion Fuel’s material tangible fixed assets and its material plans to develop and install Green Hydrogen plants is included in the Form F-4 in the sections titled “Business of Fusion Fuel” and “Fusion Fuel’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following and as a result of the Transactions, all of the group’s business will be conducted through Fusion Fuel and its subsidiaries. The discussion and analysis of the financial condition of Fusion Fuel is included in the Form F-4 in the section entitled “Fusion Fuel’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” which is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The directors and executive officers of Parent set forth in the Form F-4 in the section entitled “The Director Proposal” were elected in connection with the consummation of the Transactions. Such section of the Form F-4 is incorporated herein by reference.

B. Compensation

The executive compensation of the Parent’s executive officers and directors is described in the Form F-4 in the section entitled “Executive Compensation – Parent Executive Officer and Director Compensation Following the Transactions” which information is incorporated herein by reference.

C. Board Practices

Information pertaining to Parent’s board practices is set forth in the Form F-4 in the section titled “The Director Proposal,” which proposal was adopted in connection with the consummation of the Transactions, and is incorporated herein by reference. Following the consummation of the Transactions, the directors have been assigned classes as follows:

António Augusto Gutierrez Sá da Costa	Class I
Frederico Figueira de Chaves	Class I
Rune Magnus Lundetrae	Class II
Alla Jezmir	Class II
Jeffrey E. Schwarz	Class III
João Teixeira Wahnon	Class III
Jaime Silva	Class III

D. Employees

Information pertaining to Fusion Fuel’s employees is set forth in the Form F-4 in the section entitled “Business of Fusion Fuel – Employees,” which is incorporated herein by reference.

E. Share Ownership

Ownership of the Parent’s shares by its executive officers and directors upon consummation of the Transactions is set forth in Item 7.A of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership based on 9,483,356 Class A Ordinary Shares outstanding and 2,125,000 Class B Ordinary Shares outstanding (“Class B Ordinary Shares”) as of December 10, 2020 (subsequent to the closing of the Transactions), based on information obtained from the persons named below, with respect to the beneficial ownership of our shares by:

●	each person known by us to be the beneficial owner of more than 5% of the combined voting power of our outstanding Class A Ordinary Shares and Class B Ordinary Shares, voting as a single class;

●	each of our officers and directors; and

●	all our officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

Name and Address of Beneficial Owner (1)	Class A Shares	%	Class B Shares	%	% Total Voting Power
Officers and Directors
Jeffrey Schwarz (2)	1,545,133	14.87%	0	0.00%	12.34%
Rune Magnus Lundetrae	16,880	*	0	0.00%	*
Alla Jezmir	0	0.00%	0	0.00%	0.00%
Joao Teixeira Wahnon (3)	80,750	*	80,750	3.80%	1.38%
Frederico Figueira de Chaves (4)	222,319	2.29%	206,125	9.70%	3.63%
Jaime Silva (5)	163,625	1.70%	163,625	7.70%	2.78%
Antonio Augusto Gutierrez Sa da Costa	0	0.00%	0	0.00%	0.00%
All	2,028,707	19.88%	450,500	21.20%	21.32%

Greater than 5% Shareholders
Fusion Welcome, S.A. (6)	1,593,750	14.39%	1,593,750	75.00%	24.14%
Jeffrey Schwarz Children’s Trust (7)	587,041	6.19%	0	0.00%	4.94%
Wendy Schwarz (8)	795,086	7.88%	0	0.00%	6.85%
BNP Paribas Asset Management UK Ltd. (9)	691,372	7.29%	0	0.00%	5.96%
Helikon Investments Ltd. (10)	878,000	9.26%	0	0.00%	7.56%

*	Less than 1%.

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Fusion Fuel Green PLC, 10 Earlsfort Terrace, Dublin 2, D02 T380, Ireland.

(2)	Includes 910,892 Class A Ordinary Shares underlying Warrants. Does not include shares held by Wendy Schwarz or the Jeffrey Schwarz Children’s Trust, a trust for the benefit of Mr. Schwarz’s children, because Mr. Schwarz has neither voting nor investment power over such shares. Mr. Schwarz disclaims beneficial ownership over such shares except to the extent of his pecuniary interest therein.

(3)	Includes 80,750 Class A Ordinary Shares underlying Warrants and 8,075 Class B Ordinary Shares held in escrow as a source of funds for indemnification obligations of the holder pursuant to the Business Combination Agreement. Does not include shares and Warrants which may be issuable to Mr. Wahnon upon satisfaction of the earnout criteria in the Business Combination Agreement. Includes shares held by Numberbubble, S.A., an entity controlled by Mr. Wahnon. Mr. Wahnon disclaims beneficial interest of such securities except to the extent of his pecuniary interest therein.

(4)	Includes 206,125 Class A Ordinary Shares underlying Warrants and 20,613 Class B Ordinary Shares held in escrow as a source of funds for indemnification obligations of the holder pursuant to the Business Combination Agreement. Does not include shares and Warrants which may be issuable to Mr. Figueira de Chaves upon satisfaction of the earnout criteria in the Business Combination Agreement. Includes shares held by Key Family Holding Investimentos e Consultoria de Gestão, Lda., an entity jointly owned and controlled by Mr. Figueira de Chaves and his brother. Mr. Figueira de Chaves disclaims beneficial interest of such securities except to the extent of his pecuniary interest therein.

(5)	Includes 163,625 Class A Ordinary Shares underlying Warrants and 16,363 Class B Ordinary Shares held in escrow as a source of funds for indemnification obligations of the holder pursuant to the Business Combination Agreement. Does not include shares and Warrants which may be issuable to Mr. Silva upon satisfaction of the earnout criteria in the Business Combination Agreement. Represents shares held by Magno Efeito, S.A., an entity controlled by Mr. Silva’s wife. Mr. Silva disclaims beneficial interest of such securities except to the extent of his pecuniary interest therein.

(6)	Includes 1,593,750 Class A Ordinary Shares underlying Warrants. Represents shares held by Fusion Welcome, S.A. There are four shareholders of Fusion Welcome, S.A., none of which has voting or dispositive control over the securities held thereby. The voting and dispositive decisions regarding the portfolio securities of Fusion Welcome, S.A. require unanimous approval of shareholders of Fusion Welcome, S.A.

(7)	The business address of the Jeffrey Schwarz Children’s Trust is 4142 Trenton Ave, Hollywood, FL 33026. Craig Frank is the trustee of the Jeffrey Schwarz Children’s Trust and holds voting and dispositive power over the securities held thereby. Mr. Frank disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein. Includes 447,077 Class A Ordinary Shares underlying Warrants.

(8)	Includes 610,892 Class A Ordinary Shares underlying Warrants. Does not include shares held by Jeffrey Schwarz or the Jeffrey Schwarz Children’s Trust because Ms. Schwarz has neither voting nor investment power over such shares. Ms. Schwarz disclaims beneficial ownership over such shares except to the extent of her pecuniary interest therein.

(9)	The principal business address of BNP Paribas Asset Management UK Ltd. is 5 Aldermanbury Square, London, Ex2V 7BP, United Kingdom. Information derived from a Schedule 13G filed on October 5, 2020.

(10)	The principal business address of Helikon Investmetns Limited is 105 Jermyn Street, London, England SW1Y 6EE. Represents shares purchased by Helikon Investments Limited on behalf of Helikon Long Short Equity Fund Master ICAV (the “Fund”) as part of the PIPE Investment. Helikon Investments Limited is the investment manager of the Fund. Helikon Investments Limited is controlled by Frederico Riggio.

B. Related Party Transactions

Related party transactions of HL and Fusion Fuel are described in the Form F-4 in the section entitled “Certain Relationships and Related Person Transactions,” which is incorporated by reference herein.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 of this Report.

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Class A Ordinary Shares and warrants, each warrant to purchase one Class A Ordinary Share at an exercise price of $11.50 per share, subject to adjustment (“Warrants”) are listed on the Nasdaq Global Market under the symbols HTOO and HTOOW, respectively. The Class A Ordinary Shares, Class B Ordinary Shares, and Warrants are described in the Form F-4 in the section entitled “Description of Parent Securities.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A Ordinary Shares and Warrants are listed on the Nasdaq Global Market under the symbols HTOO and HTOOW, respectively.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

As of December 10, 2020, subsequent to the closing of the Transactions, there were 9,483,356 Class A Ordinary Shares outstanding and 2,125,000 Class B Ordinary Shares outstanding. There were also 10,375,000 Warrants outstanding. Additionally, 1,137,000 Class A Ordinary Shares and 1,137,000 Warrants may be issued to the former Class A shareholders of Fusion Fuel upon the achievement of certain earnout targets based on the achievement of certain milestones related to the execution by Fusion Fuel of contracts to sell green hydrogen to pre-qualified third parties, as described in more detail in the Form F-4 in the section entitled “The Business Combination Proposals - The Share Exchange: Consideration to Fusion Fuel Shareholders” which is incorporated by reference herein.

Certain of our Class A Ordinary Shares are subject to transfer restrictions which are described in the Form F-4 in the section entitled “The Business Combination Proposals – Related Agreements or Arrangements – Amended Stock Escrow Agreement” which is incorporated by reference herein.

The description of our share capital is described in the Form F-4 in the section entitled “Description of Parent Securities,” which is incorporated by reference herein.

B. Memorandum and Articles of Association

The Amended and Restated Memorandum and Articles of Association described in the Form F-4 in the section entitled “The Charter Proposals” and “Comparison of Corporate Governance and Shareholder Rights” has been adopted in connection with the consummation of the Transactions, and such sections are incorporated herein by reference. Such description is qualified in its entirety by the text of the Amended and Restated Memorandum and Articles of Association, which is included as Exhibit 3.1 hereto and is incorporated by reference herein.

C. Material Contracts

Amended and Restated Stock Escrow Agreement

On December 10, 2020, in connection with the consummation of the Transactions and as contemplated by the Business Combination Agreement, Parent entered into an amended and restated stock escrow agreement (“Amended and Restated Stock Escrow Agreement”) with HL, certain initial shareholders of HL, and Continental Stock Transfer and Trust Company, as escrow agent (“Continental”), pursuant to which Parent became a party to the existing escrow agreement among HL, its initial shareholders, and Continental, and all references to securities of HL became references to Parent’s securities. The material terms of the Amended and Restated Stock Escrow Agreement are described in the Form F-4 in the section titled “The Business Combination Proposals – Related Agreements or Arrangements – Amended Stock Escrow Agreement.” Such description is qualified in its entirety by the text of the Amended and Restated Stock Escrow Agreement, which is included as Exhibit 10.3 hereto and is incorporated herein by reference.

Indemnification Escrow Agreement

The Business Combination Agreement provides for mutual indemnification by HL and the Fusion Fuel Shareholders for breaches of their respective representations, warranties, and covenants. Claims for indemnification may be asserted once damages exceed a €750,000 threshold and will be reimbursable to the full extent of the damages in excess of such threshold. Claims for indemnification must be brought before the tenth business day after Parent files its annual report for the fiscal year ending December 31, 2021. To provide a source of funds for HL’s indemnification of Fusion Fuel, Parent reserved for issuance to the Fusion Fuel Shareholders an additional 212,500 Class A Ordinary Shares. To provide a source of funds for the Fusion Fuel Shareholders’ indemnification of HL, on December 10, 2020, Parent, Fusion Fuel, HL, Fusion Welcome, S.A., as representative of the Fusion Fuel Shareholders, Jeffrey Schwarz, as representative of the HL shareholders, and Continental as escrow agent, entered into an indemnification escrow agreement (“Indemnification Escrow Agreement”) pursuant to which Parent deposited an aggregate of 212,500 Class B Ordinary Shares in escrow with Continental. The foregoing description of the Indemnification Escrow Agreement is qualified in its entirety by the text of the Indemnification Escrow Agreement, which is included as Exhibit 10.5 hereto and is incorporated herein by reference.

Amended and Restated Registration Rights Agreement

On December 10, 2020, in connection with the consummation of the Transactions and as contemplated by the Business Combination Agreement, Parent entered into an amended and restated registration rights agreement (“Amended and Restated Registration Rights Agreement”) with certain initial shareholders of HL, the Fusion Fuel Shareholders, and Parent’s directors. The material terms of the Amended and Restated Registration Rights Agreement are described in the Form F-4 in the section titled “The Business Combination Proposals – Related Agreements or Arrangements – Registration Rights Agreement.” Such description is qualified in its entirety by the text of the Amended and Restated Registration Rights Agreement, which is included as Exhibit 10.4 hereto and is incorporated herein by reference.

Amended and Restated Warrant Agreement

On December 10, 2020, in connection with the consummation of the Transactions and as contemplated by the Business Combination Agreement, Parent, HL, and Continental entered into a novation agreement (“Novation Agreement”), pursuant to which Parent assumed by way of novation all of the liabilities, duties, and obligations of HL under and in respect of the existing warrant agreement. Parent and Continental also entered into an amended and restated warrant agreement (“Amended and Restated Warrant Agreement”), pursuant to which all references to HL’s warrants in the existing warrant agreement were revised to become references to Parent Warrants and the Parent Warrants to be issued to the Fusion Fuel Shareholders in the Transactions, including as contingent consideration, are covered. The material terms of the Novation Agreement and the Amended and Restated Warrant Agreement are described in the Form F-4 in the section titled “The Business Combination Proposals – Related Agreements or Arrangements – Amended Warrant Agreement.” Such description is qualified in its entirety by the text of the Novation Agreement and the Amended and Restated Warrant Agreement, which are included as Exhibits 4.3.1 and 4.3.2 hereto and are incorporated herein by reference.

Other Material Contracts

The description of our other material contracts is contained in the Form F-4 in the section entitled “Business of Fusion Fuel — Working Capital Items,” which is incorporated herein by reference.

D. Exchange Controls and Other Limitations Affecting Security Holders

Under the laws of Ireland, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our ordinary shares.

E. Taxation

The material anticipated United States federal income tax and Irish tax consequences of owning and disposing of our securities following the Transactions are described in the Form F-4 in the sections entitled “Anticipated Material U.S. Federal Income Tax Consequences to HL and HL’s Securityholders” and “Anticipated Material Irish Income Tax Consequences to Non-Irish Resident HL Securityholders” which are incorporated herein by reference.

F. Dividends and Paying Agents

Parent has no current plans to pay dividends and does not currently have a paying agent.

G. Statement by Experts

The financial statements of Fusion Welcome – Fuel, S.A. as of December 31, 2019 and 2018, and for the year ended December 31, 2019 and the period from July 26, 2018 (inception) to December 31, 2018 appearing in this Report by incorporation by reference to the Form F-4 have been included herein in reliance upon the report of Marcum LLP, independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere in the proxy statement/prospectus dated as of November 10, 2020 (the “Proxy/Prospectus”), and are included in reliance on such report given on the authority of Marcum LLP as experts in auditing and accounting. Such report includes an explanatory paragraph as to Fusion Welcome – Fuel, S.A.’s ability to continue as a going concern.

The financial statements of Fusion Fuel Green Limited (now known as Fusion Fuel Green PLC) as of June 30, 2020, and for the period from inception (April 3, 2020) to June 30, 2020 appearing in this Report by incorporation by reference to the Form F-4 have been included herein in reliance upon the report of Marcum LLP, independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere in the Proxy/Prospectus, and are included in reliance on such report given on the authority of Marcum LLP as experts in auditing and accounting. Such report includes an explanatory paragraph as to Fusion Fuel Green Limited’s ability to continue as a going concern.

The financial statements of HL as of June 30, 2020 and 2019, and for the year ended June 30, 2020 and 2019 appearing in this Report by incorporation by reference to the Form F-4 have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere in the Proxy/Prospectus, and are included in reliance on such report given on the authority of Marcum LLP as experts in auditing and accounting. Such report includes an explanatory paragraph as to HL’s ability to continue as a going concern.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

The information set forth in the section entitled “Fusion Fuel’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Form F-4 is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not required.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not required.

ITEM 15. CONTROLS AND PROCEDURES

Not required.

ITEM 16. [RESERVED]

Not required.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not required.

ITEM 16B. CODE OF ETHICS

Not required.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not required.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not required.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not required.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not required.

ITEM 16G. CORPORATE GOVERNANCE

Not required.

ITEM 16H. MINE SAFETY DISCLOSURE

Not required.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18 of this Report.

ITEM 18. FINANCIAL STATEMENTS

The disclosures on pages F-1 to F-53 of the Form F-4 are incorporated by reference herein.

The information set forth in the Form F-4 in the section entitled “Unaudited Pro forma Condensed Combined Financial Statements” is incorporated herein by reference.

Unaudited pro forma condensed combined financial information of Parent is included as Exhibit 15.5 hereto.

EXHIBIT INDEX

Exhibit No.	Description	Included	Form	Filing Date
2.1	Amended and Restated Business Combination Agreement.	By reference	F-4/A	November 5, 2020
3.1	Memorandum and Articles of Association of Fusion Fuel Green plc.	Herewith	--	--
4.1	Specimen Class A Ordinary Share Certificate of Fusion Fuel Green plc.	By Reference	F-4/A	October 9, 2020
4.2	Specimen Warrant Certificate of Fusion Fuel Green plc.	By Reference	F-4/A	October 9, 2020
4.3.1	Novation Agreement between HL Acquisitions Corp., Fusion Fuel Green plc, and Continental Stock Transfer & Trust Company.	Herewith	--	--
4.3.2	Amended and Restated Warrant Agreement between Fusion Fuel Green plc and Continental Stock Transfer & Trust Company.	Herewith	--	--
10.1	Form of Indemnification Agreement with Fusion Fuel Green plc’s directors and executive officers.	By Reference	F-4/A	November 5, 2020
10.2	Form of Managing Agreement between Fusion Welcome – Fuel, S.A. and its executive officers.	By Reference	F-4	August 12, 2020
10.3	Amended and Restated Stock Escrow Agreement between HL Acquisitions Corp., Fusion Fuel Green plc, certain former shareholders of HL Acquisitions Corp., and Continental Stock Transfer & Trust Company, dated December 10, 2020.	Herewith	--	--
10.4	Amended and Restated Registration Rights Agreement between HL Acquisitions Corp., Fusion Fuel Green plc, certain former shareholders of HL Acquisitions Corp., EarlyBirdCapital, Inc., and certain former shareholders of Fusion Welcome – Fuel, S.A., dated December 10, 2020.	Herewith	--	--
10.5	Indemnification Escrow Agreement between Fusion Fuel Green plc, Fusion Welcome – Fuel, S.A., Fusion Welcome, S.A., HL Acquisitions Corp., Jeffrey Schwarz, and Continental Stock Transfer & Trust Company, dated December 10, 2020.	Herewith	--	--
10.6	English Translation of Contract of Disposal of Intellectual Property between Fusion Welcome – Fuel, S.A. and MagP Invocao, S.A., dated September 13, 2018.	By Reference	F-4/A	September 21, 2020
10.7	English Translation of Amendment to Contract of Disposal of Intellectual Property, between Fusion Welcome – Fuel, S.A. and MagP Invocao, S.A., dated May 22, 2020.	By Reference	F-4/A	October 9, 2020
10.8	English Translation of Production Capacity Reservation, between Fusion Welcome – Fuel, S.A. and MagP Invocao, S.A., dated June 1, 2020.	By Reference	F-4/A	September 21, 2020
10.9	Sub-Lease Agreement, between Fusion Welcome – Fuel, S.A. and MagP Invocao, S.A., dated September 25, 2020.	By Reference	F-4/A	October 9, 2020

10.10	Special Eligibility Agreement for Securities, dated as of December 10, 2020, among the Depository Trust Company, Cede & Co., National Securities Clearing Corporation, Fusion Fuel Green plc, and Continental Stock Transfer & Trust Company.	By Reference	F-4/A	November 5, 2020
10.10	Form of Subscription Agreement of Fusion Fuel Green plc.	By Reference	F-4/A	October 9, 2020
10.11	Form of Non-Executive Director Appointment Letter.	By Reference	F-4/A	October 29, 2020
15.1	Audited Financial Statements of HL Acquisitions Corp. as of and for the years ended June 30, 2020 and 2019.	By Reference	F-4/A	November 5, 2020
15.2	Unaudited Interim Financial Statements of Fusion Welcome – Fuel, S.A. as of and for the six months ended June 30, 2020 and 2019.	By Reference	F-4/A	November 5, 2020
15.3	Audited Financial Statements of Fusion Welcome – Fuel, S.A. as of and for the year ended December 31, 2019 and the period from July 26, 2018 (inception) to December 31, 2018.	By Reference	F-4/A	November 5, 2020
15.4	Audited Financial Statements of Fusion Fuel Green Limited (now known as Fusion Fuel Green plc) as of June 30, 2020 and for the period from April 3, 2020 (inception) to June 30, 2020.	By Reference	F-4/A	November 5, 2020
15.5	Unaudited Pro-forma Financial Information.	Herewith	--	--
15.6	Consent of Marcum LLP (Fusion Fuel and Parent)	Herewith	--	--
15.7	Consent of Marcum LLP (HL)	Herewith	--	--
21.1	List of Subsidiaries.	Herewith	--	--

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

FUSION FUEL GREEN PLC

December 16, 2020	By:	/s/Frederico Figueira de Chaves
	Name:	Frederico Figueira de Chaves
	Title:	Chief Financial Officer